THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February 26, 2010

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Epiphany Funds  (the “Registrant”)

Post-Effective Amendment No. 5

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins with respect to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – In the section entitled "Investment Objective".  Delete the last sentence or move to the "Investment Strategy" section.  This comment applies to all Funds.

Response 1 – The requested changes have been made.

Comment 2 – In the Fee Table, move footnote 1 (currently after the "Other Expenses" line) to the line referencing "Fee Waiver".  The "Fee Waiver" line should be amended to include "and/or Expense Reimbursement".  The "Net Annual Fund Operating Expenses" line should be amended to read "Total Annual Fund Operating Expenses (after fee waiver/and or expense reimbursement)".  Make conforming changes for the other Funds as well.  For the other Funds, the footnote regarding the Other Expenses being estimated should be deleted as a footnote to the Fee Table and inserted as a standalone paragraph/sentence before the Example.  This comment applies to all Funds.

Response 2 – The requested changes to the Fee Tables of each of the Funds have been made.

Comment 3 – In the section entitled "Principal Investment Strategy", disclose the average or range of market capitalization of the companies in which the Funds will invest.  If those companies include small-cap or mid-cap companies, include a small-cap and/or mid-cap risk disclosure in the Principal Risk section of the prospectus.  This comment applies to all Funds that invest in equity securities.  Additionally, to the extent a change is made in the summary portion of the prospectus, in either in the strategy or risk sections, corresponding changes should be made in the Item 9 disclosures later in the statutory prospectus.

Response 3 – The Registrant has included mid-cap and small-cap related disclosures in the "Principal Investment Strategies" and "Principal Risk" sections for each of the Funds that invest in equities.

Comment 4 – In the section entitled "Principal Risk", the first paragraph should be revised to change the case from all caps to normal case.  The section can be bolded if the Registrant desires to draw the shareholder's attention to the paragraph.  This comment applies to all Funds.

Response 4 – The requested change has been made for each Fund.

Comment 5 – In the section entitled "Principal Risks", under the risk disclosure for "ETF and Other Investment Company Risk", there is a reference to closed-end funds.  There is, however, no reference to the use of closed-end funds in the "Principal Investment Strategy" section.  Either delete the reference in the "Principal Risk" section or include disclosure about the use of closed-end funds in the "Principal Investment Strategy" section.  This comment applies to all Funds containing the same risk disclosure.

Response 5 – After consultation with the Funds' investment adviser, references to closed-end investment companies have been removed from the "Principal Risk" section for each Fund.

Comment 6 – In the section entitled "Performance", at the end of the first paragraph, explain the significance of the Domini 400 Social Index and why it is a suitable comparison for the Fund.

Response 6 – The Fund's investment adviser has opted to remove references to the Domini 400 Social Index as it is no longer a useful comparison.

Comment 7 – In the section entitled "Performance," in the performance table, delete the footnotes.  Additionally, after the S&P 500 and Domini 400 Social Index, add the following "(reflects no deduction for fees, expenses or taxes)."

Response 7 – The requested changes have been made.

Comment 8 – In the section entitled "The Investment Adviser", in the first paragraph, delete "and is responsible for the investment decisions for the Fund".  This comment applies to all Funds.

Response 8 – The requested changes have been made.

Comment 9 – In the section entitled "The Investment Adviser", in the second paragraph, revise the paragraph to read "Dana Investment Advisors, Inc. is the Fund's sub-adviser."  This comment applies to all Funds.

Response 9 – The requested changes have been made.

Comment 10 – In the section entitled "Portfolio Managers", delete the following from the start of the first sentence "The Fund is advised by a team of portfolio managers that consists of " and add to the end of the sentence "are the Fund's portfolio managers."  This comment applies to all Funds.

Response 10 – The requested changes have been made.

Comment 11 – In the section entitled "Taxes", pursuant to Item 7 of Form N-1A, include information regarding whether the Fund's distributions will generally be taxed as ordinary income or capital gains.  Additionally, in the second paragraph, include information indicating that taxes on tax deferred accounts will be paid at a later time.  This comment applies to all Funds.

Response 11 –  The request changes have been made.

Comment 12 – In the section entitled "Financial Intermediaries", revise the heading and the paragraph to conform with Item 8 of Form N-1A.  This comment applies to all Funds.

Response 12 – The requested changes have been made.

Comment 13 – With regard to the Epiphany FFV Strategic Income Fund, in the section entitled "Investment Strategy", as this disclosure should be a summary, please revise to include only vital information and include the superfluous information later in the prospectus pursuant to Item 9 of Form N-1A.

Response 13 -   The requested revisions have been made.

Comment 14 - With regard to the Epiphany FFV Strategic Income Fund, in the section entitled "Investment Strategy", there is reference to the use of inverse ETFs for hedging purposes, and the use of derivatives.  Please provide additional information about the use of these instruments, including information about how long the Fund will hold these instruments (overnight or long term), whether these instruments will be leveraged, and include any specific risks associated with the use of inverse ETFs and other derivatives.

Response 14 – After discussion with the Fund's investment adviser, the references to inverse ETFs and derivatives have been removed.

Comment 15 - With regard to the Epiphany FFV Strategic Income Fund, in the section entitled "Investment Strategy", in the paragraph that begins with "Under normal market conditions . . . " change the reference of "foreign debt instruments" to "debt instruments issued by foreign governments" to correspond to the Sovereign Obligation Risk disclosed in the Principal Risk section.

Response 15 – The requested change has been made.

Comment 16 - With regard to the Epiphany FFV Strategic Income Fund, in the section entitled "Principal Risks", consistent with Comment 14 above, determine if an additional risk disclosure regarding derivatives or inverse ETFs is necessary.

Response 16 – As indicated in response to comment 14, references to inverse ETFs and derivatives have been removed.

Comment 17 - With regard to the Epiphany Core Equity Fund, in the section entitled "Investment Strategy", disclose the range or average market capitalization for the companies in which the Fund will invest.  If appropriate, include a small-cap and /or mid-cap risk disclosure in the "Principal Risk" section.

Response 17 – The requested change has been made and additional disclosure regarding small and mid-cap risks has been added.

Comment 18 - With regard to the Epiphany Core Equity Fund, in the section entitled "Principal Risks", the paragraph entitled "ETF and Other Investment Company Risk" includes a reference to closed-end funds.  However, there is no corresponding disclosure in the "Investment Strategy" section regarding the use of closed-end funds.

Response 18 – After consultation with the Fund's investment adviser and sub-adviser, references to closed-end funds have been deleted.

Comment 19 - With regard to the Epiphany Core Equity Fund, in the section entitled "Principal Risks", delete the "Moral Investing Risk" paragraph.

Response 19 – The requested change has been made.

Comment 20 – In the section entitled "Investment Risk Information", under the subheading "Risk Information Applicable to the Epiphany Core Equity Fund", please explain how this section corresponds to the Funds' Fundamental Investment Limitation against Concentration as disclosed in the Funds' Statement of Additional Information.

Response 20 – This section indicates that the Epiphany Core Equity Fund's investments may be overweight certain sectors at times.  It does not, however, indicate that the Fund will be concentrated as contemplated in the Fund's Fundamental investment Restrictions.

Comment 21 – In the section entitled "Fund Operations", under the sub-heading "Portfolio Managers", provide for each person specific information regarding that person's experience for at least the last five years, including specific periods of service and titles or positions.

Response 21 – The requested information has been provided.

Comment 22 – In the section entitled "Redeeming Shares", there is a reference to a $20 transfer fee for redemptions paid by wire.  Consistent with Instruction 2(b) of Item 3 of Form N-1A, this fee should be disclosed in all the Funds' fee tables.

Response 22 – The reference to the wire redemption fee has been added to the fee table of each fund.

Comment 23 – In the section entitled "Prior Performance of the Sub-Adviser", in the third paragraph, in the first sentence replace "differences in fees and expenses" with "the Fund has higher fees and expenses".

Response 23 –  The requested change has been made.

Comment 24 – On the back cover, note that the zip code for the Public Reference Room of the Securities and Exchange Commission is 20549-1520.

Response 24 – The requested change has been made.

* * * *

The Registrant has authorized us to acknowledge on its behalf that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,

/s/

THOMPSON HINE LLP

PROSPECTUS

February 26, 2010

Epiphany FFV Fund

(Class A ticker symbol)

(Class C ticker symbol)

Epiphany FFV Focused Fund

(Class A ticker symbol)

(Class C ticker symbol)

Epiphany FFV Strategic Income Fund

(Class A ticker symbol)

(Class C ticker symbol)

Epiphany Large Cap Core Fund

(Class A ticker symbol)

(Class C ticker symbol)

Class A and C Shares

Like securities of all mutual funds, these securities have not been approved or disapproved by the Securities and Exchange Commission (SEC), and the SEC has not determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Table of Contents

FUND SUMMARIES

EPIPHANY FFV FUND

EPIPHANY FFV FOCUSED FUND

EPIPHANY FFV STRATEGIC INCOME FUND

EPIPHANY LARGE CAP CORE FUND

FUND DETAILS

INVESTMENT STRATEGY INFORMATION

INVESTMENT RISK INFORMATION

FUND OPERATIONS

INVESTING WITH EPIPHANY

CHOOSING A CLASS OF SHARES

OPENING AN ACCOUNT

EXCHANGING SHARES

REDEEMING SHARES

DISTRIBUTION PLAN

CALCULATING SHARE PRICE

DIVIDENDS, DISTRIBUTIONS, AND TAXES

FINANCIAL HIGHLIGHTS

PRIVACY POLICY

FOR MORE INFORMATION, SEE BACK COVER

FUND SUMMARIES

EPIPHANY FFV FUND

Investment Objective

The Epiphany FFV Fund seeks long-term growth of capital from investments in companies whose business activities and practices are consistent with Christian moral and ethical principles.

Fees and Expenses

The tables describe the fees and expenses that you may pay if you buy and hold Class A or Class C shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $ 5 0,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investment with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Fund
	Class A	Class C
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	1.00%
Acquired Funds Fees and Expenses	0. 02%	0. 02%
Other Expenses	7. 22%	7. 22%
Total Annual Fund Operating Expenses	8. 24%	8.99%
Fee Waiver and/or Expense Reimbursement (1)	6. 47%	6. 47%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1. 77%	2. 52%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1. 75% of the average daily net assets for Class A shares and 2. 5 0% of the average daily net assets of Class C shares through February 28, 201 3.  The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Fund – Class A	$671	$1,007	$2,471	$5,737
Epiphany FFV Fund – Class C (no redemption)	$355	$751	$2,383	$5,925
Epiphany FFV Fund – Class C (full redemption at end of period)	$255	$751	$2,383	$5,925

The expenses shown above are the total fees you would pay throughout the time period indicated—not expenses you would pay every year. For example, the figure for ten years is not the expense figure for that single year, but the total cumulative expenses a shareholder would have paid for the entire ten-year period.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund portfolio turnover rate was 41%.

Principal Investment Strategy

The Epiphany FFV Fund seeks to achieve its objective by investing in the equity securities of companies that pass the Catholic Scorecard, a proprietary screening methodology developed by Trinity Fiduciary Partners, LLC (the "Adviser").   FFV in the title of the Fund refers to Faith and Family Values and represents the underlying theme of the social screening. The starting universe from which equity securities are selected is the largest 1000 stocks, based on market capitalization, listed on domestic U.S. securities markets.   While the Fund selects stocks from the 1000 largest companies, the Fund may invest in companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $5 billion, respectively).   The Catholic Scorecard is then applied to the eligible securities.  The Catholic Scorecard is based on the moral and social justice teachings of the Catholic Church.  Prior to February 2 6, 2010, the Fund was known as the Epiphany Faith and Family Values 100 Fund.

According to the Catholic Scorecard, securities of companies will generally be excluded from the Fund if the companies:

•

Directly participate in abortion;

•

Manufacture contraceptives;

•

Engage in scientific research on human fetuses or embryos;

•

Have received significant fines or legal judgments relating to employee discrimination or human rights abuses, employee health or safety or environmental violations in the past 2 calendar years;

•

Produce pornographic media content;

•

Manufacture nuclear weapons, biological or chemical weapons, indiscriminate weapons of mass destruction or anti-personnel landmines;

•

Sponsor organizations that promote legislation which undermines traditional families.

From these eligible securities, the portfolio managers apply economic criteria to select up to 300 equity securities for the Fund's portfolio.   The portfolio holdings are equally weighted and rebalanced quarterly.   The portfolio managers may, but are not obligated to, sell a security when it no longer passes the criteria established by the Catholic Scorecard.  The Fund may also sell a security when the portfolio managers determine that other eligible securities offer a more attractive investment opportunity.  Whether to hold or sell a security in the Fund that no longer passes the Catholic Scorecard is at the discretion of the Adviser who may opt to hold the security based on the security's anticipated appreciation, as a means to effect change in the activities or policies of the company or as a means to defer or eliminate associated trading costs associated with the sale of the security.  The Fund may also hold cash in addition to the securities of companies, primarily as a means to pay redemption requests.  Otherwise, the Fund intends to remain fully invested.  In addition to common stocks, from time to time the Fund may purchase other equities such as real estate investment trusts ("REITs"), preferred stocks, shares of other investment companies and exchange traded funds ("ETFs"), including inverse ETFs, mainly as an alternative to holding cash prior to investment.  These other equity securities will not be subject to the Catholic Scorecard.

Principal Risks

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down.  You could lose money.  An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or other government agency.

The Fund is subject to several risks, any of which could cause an investor to lose money.  Below are some specific risks of investing in the Fund.

ETF and Other Investment Company Risk.  The Fund may invest in ETFs and other investment companies ("Underlying Funds").  As a result, your cost of investing in the Fund may be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in equities.  You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.

Investment Style Risk.  The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the Fund invest may prove to be incorrect and there is no guarantee that the Adviser’s judgment will produce the desired results.

Mid-Cap and Small Risk.  Stocks of mid-cap and small-cap companies are more risky than stocks of larger companies. Many of these companies are young and have a limited track record. Their securities may trade less frequently and in more limited volume than those of more mature companies.  Mid-cap and small cap companies also may lack the managerial, financial or other resources necessary to implement their business plans or succeed in the face of competition.  These risks are higher for small-cap companies.

Moral Investing Risk.  The Adviser invests in equity securities only if they meet both the Fund’s investment and moral requirements, and as such, the return may be lower than if the Adviser made decisions based solely on investment considerations.

REIT Risk.  The Funds may invest in REITs.  Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general.  Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended.

Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Stock Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, and economic, political, or social events in the U.S. or abroad. All stocks are subject to these risks.

Performance

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Epiphany FFV Fund (formerly known as the Epiphany Faith and Family Values 100 Fund) by showing the performance of its Class A shares over the last year, and by showing how its average annual returns compare over time with those of a broad measure of market performance.  How the Fund performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future.

During the period shown in the bar chart, the highest return for a quarter was 16.94% (quarter ended June 30, 2009) and the lowest return for a quarter was (9.35) % (quarter ended December 31, 2008).

Average Annual Total Returns (for the period ended December 31, 2009)

Class A Shares	One Year	Since Inception ( 3 / 1 9 /200 8 )
Epiphany FFV Return Before Taxes	21.48%	-5.26%
Return After Taxes On Distributions	21.16%	-5.62%
Return After Taxes On Distributions And Sale Of Fund Shares	12.18%	-5.14%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	26.46%	-5.93%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on the investor's tax situation and may differ from those shown above.  After-tax returns do not apply to investors who hold shares in a tax-deferred account, such as an individual retirement account or a 401(k) plan.

The Investment Adviser

Trinity Fiduciary Partners LLC (“Trinity”) is the Fund’s investment adviser .. Dana Investment Advisors, Inc. is the Fund's investment sub-adviser ..

Portfolio Managers

Samuel J. Saladino, CEO and Portfolio Manager of Trinity Fiduciary Partners and Duane Roberts, Senior Vice President, Equity Portfolio Manager for Dana Investment Advisors, Inc. are the Fund's portfolio managers.  Mr. Saladino has acted as the Fund's portfolio manager since June, 2008.  Mr. Roberts has served as a portfolio manager to the Fund since February, 2010.

Purchase and Sale of Fund Shares

The minimum investment for Class A and Class C shares is $1,000, with minimum subsequent investments of $250.  You may make automatic monthly investments ($100 minimum per purchase) in the Fund from your bank or savings account with no required minimum investment.

You may sell (redeem) your shares by mail by sending your request to:

        Epiphany Funds

        c/o Gemini Fund Services

        4020 South 147th Street, Suite 2

        Omaha, Nebraska  68137

You may also redeem your shares by calling the transfer agent at 1-800-320-2185 ..

Taxes

In general, selling shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events.   The Fund's distributions are typically taxed as capital gains.   Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold.  Any tax liabilities generated by your transactions or by receiving distributions are your responsibility.  The Fund may produce capital gains even if they do not have income to distribute and performance has been poor.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities.  For these accounts, taxes are typically paid when funds are withdrawn from the account.

Payments to Broker-Dealers and Other Financial Intermediar ies

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies, including Trinity may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

EPIPHANY FFV FOCUSED FUND

Investment Objective

The Epiphany FFV Focused Fund seeks long-term growth of capital from investments in companies whose business activities and practices are consistent with Christian moral and ethical principles.

Fees and Expenses

The tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $ 5 0,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investment with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Focused Fund
	Class A	Class C
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	1.00%
Acquired Funds Fees and Expenses
Other Expenses	1.01%	1.01%
Total Annual Fund Operating Expenses	2.01%	2. 76%
Fee Waiver and/or Expense Reimbursement (1)	0.26%	0.26%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.75%	2.50%

1 )

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1. 75% of the average daily net assets for Class A shares and 2. 5 0% of the average daily net assets of Class C shares through February 28, 201 3. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Because the Fund is a new fund, the "Other Expenses" are based on estimated amounts for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Epiphany FFV Focused Fund – Class A	$ 669	$ 1,023
Epiphany FFV Focused Fund – Class C (no redemption)	$ 253	$ 777
Epiphany FFV Focused Fund – Class C (full redemption at end of period)	$ 353	$ 777

The expenses shown above are the total fees you would pay throughout the time period indicated—not expenses you would pay every year. For example, the figure for three years is not the expense figure for that single year, but the total cumulative expenses a shareholder would have paid for the entire three-year period.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategy

The Epiphany FFV Focused Fund seeks to achieve its investment objective through investment in equity securities of companies that pass the Catholic Scorecard, a proprietary screening methodology developed by Trinity Fiduciary Partners, LLC (the "Adviser").     FFV in the title of the Fund refers to Faith and Family Values and represents the underlying theme of the social screening.   The starting universe from which equity securities are selected is the largest 1000 stocks, based on market capitalization, listed on domestic U.S. securities markets.   While the Fund selects stocks from the 1000 largest companies, the Fund may invest in companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $5 billion, respectively).   The Catholic Scorecard is then applied to these securities.   The Catholic Scorecard is based on the moral and social justice teachings of the Catholic Church.

According to the Catholic Scorecard, companies will generally be excluded from the Fund that:

•

Directly participate in abortion;

•

Manufacture contraceptives;

•

Engage in scientific research on human fetuses or embryos;

•

Have received significant fines or legal judgments relating to employee discrimination or human rights abuses,  employee health or safety or environmental violations in the past 2 calendar years;

•

Produce pornographic media content;

•

Manufacture nuclear weapons, biological or chemical weapons, indiscriminate weapons of mass destruction or anti-personnel landmines;

•

Sponsor organizations that promote legislation which undermines traditional families.

From these eligible securities, the portfolio managers use a disciplined, risk controlled investment process to select approximately 50 to 60 securities for the Fund's portfolio.  The investment process is a sector-neutral relative-value approach that has been used by the Sub-Adviser in managing other accounts since 1999.  The portfolio holdings are equally weighted within sectors and typically rebalanced quarterly.  T he portfolio managers may, but are not obligated to, sell a security when it no longer passes the criteria established by the Catholic Scorecard.  The Fund may also sell a security when the portfolio managers determine that other eligible securities offer a more attractive investment opportunity.  Whether to hold or sell a security in the Fund that no longer passes the Catholic Scorecard is at the discretion of the Adviser and Sub-Adviser who may opt to hold the security based on the security's anticipated appreciation, as a means to effect change in the activities or policies of the company or as a means to defer or eliminate associated trading costs associated with the sale of the security.  The Fund may also hold cash in addition to the securities of companies, primarily as a means to pay redemption requests.  Otherwise, the Fund intends to remain fully invested.

The Sub-Adviser employs a risk-controlled relative-value equity strategy.  The Fund’s portfolio is intended to resemble the broad market, add value above market returns through superior stock selection, yet exhibit lower volatility than the market.  The investment process is a hybrid of quantitative and fundamental techniques.  Individual securities in the Fund are chosen after rigorous fundamental research to identify companies with attractive valuations relative to peer companies, relative to the broader economic sector in which companies are members, and relative to the historical and forecasted growth the companies may exhibit.

The investment portfolio will be constructed and monitored using top-down risk controls designed to minimize volatility while allowing the opportunity to add excess returns.

The stocks held in the Epiphany FFV Focused Fund will generally be a subset of those in the Epiphany FFV Fund, typically 50 to 60 stocks.

In addition to common stocks, from time to time the Fund may purchase other equities such as real estate investment trusts ("REITs"), preferred stocks, publicly traded partnerships, shares of other investment companies and exchange traded funds ("ETFs"), including inverse ETFs, mainly as an alternative to holding cash prior to investment.

Principal Risks

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down.  You could lose money.  An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or other government agency.

The Fund is subject to several risks, any of which could cause an investor to lose money.  Below are some specific risks of investing in the Fund.

ETF and Other Investment Company Risk.  The Fund may invest in ETFs  and other investment companies ("Underlying Funds").  As a result, your cost of investing in the Fund may be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in equities.  You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.

Investment Style Risk.  The Adviser’s or Sub-Adviser's judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the Fund invest may prove to be incorrect and there is no guarantee that the Adviser’s or Sub-Adviser's judgment will produce the desired results.

Mid-Cap and Small Risk.  Stocks of mid-cap and small-cap companies are more risky than stocks of larger companies. Many of these companies are young and have a limited track record. Their securities may trade less frequently and in more limited volume than those of more mature companies.  Mid-cap and small cap companies also may lack the managerial, financial or other resources necessary to implement their business plans or succeed in the face of competition.  These risks are higher for small-cap companies.

Moral Investing Risk.  The Adviser or Sub-Adviser invests in equity securities only if they meet both the Fund’s investment and moral requirements, and as such, the return may be lower than if the Adviser or Sub-Adviser made decisions based solely on investment considerations.

No History of Operations. The Fund is a new mutual fund and has no history of operation.

REIT Risk.  The Funds may invest in REITs.  Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general.  Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended.

Sector Risk.  The Fund’s portfolio may be over-weighted in certain sectors, therefore any negative development affecting those sectors will have a greater impact on the Fund.

Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Stock Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, and economic, political, or social events in the U.S. or abroad. All stocks are subject to these risks.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations.  In the future, the Fund's performance will be provided in this section.

The Investment Adviser

Trinity Fiduciary Partners LLC (“Trinity”) is the Fund’s investment adviser. Dana Investment Advisors, Inc. is the Fund's investment sub-adviser.

Portfolio Managers

Samuel J. Saladino, CEO and Portfolio Manager of Trinity Fiduciary Partners and Duane Roberts, Senior Vice President, Equity Portfolio Manager for Dana Investment Advisors, Inc. serve as Portfolio Managers of the Fund.  Each portfolio manager has served as a portfolio manager since the Fund's inception.

Purchase and Sale of Fund Shares

The minimum investment for Class A and Class C shares is $1,000, with minimum subsequent investments of $250.  You may make automatic monthly investments ($100 minimum per purchase) in the Fund from your bank or savings account with no required minimum investment.

You may sell (redeem) your shares by mail by sending your request to:

Epiphany Funds

c/o Gemini Fund Services

            4020 South 147th Street, Suite 2

            Omaha, Nebraska  68137

You may also redeem your shares by calling the transfer agent at 1-8 00-320-2185.

Taxes

In general, selling shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events.   The Fund's distributions are typically taxed as capital gains.   Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold.  Any tax liabilities generated by your transactions or by receiving distributions are your responsibility.  The Fund may produce capital gains even if they do not have income to distribute and performance has been poor.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities.   For these accounts, taxes are typically paid when funds are withdrawn from the account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies, including Trinity may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

EPIPHANY FFV STRATEGIC INCOME FUND

Investment Objective

The Epiphany FFV Strategic Income Fund seeks income from investments in income-producing securities issued by corporations whose business activities and practices are consistent with Christian moral and ethical principles, and government fixed income securities.

Fees and Expenses

The tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $ 5 0,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investment with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Strategic Income Fund
	Class A	Class C
Management Fees	0.50%	0.50%
Distribution (12b-1) Fees	0.25%	1.00%
Acquired Funds Fees and Expenses
Other Expenses	1. 09%	1. 09%
Total Annual Fund Operating Expenses	1.84%	2.59%
Fee Waiver and/or Expense Reimbursement	0.59%	0.59%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursements)	1.25%	2.00%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1. 25% of the average daily net assets for Class A shares and 2. 00% of the average daily net assets of Class C shares through February 28, 201 3.  The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Because the Fund is a new fund, the "Other Expenses" are based on estimated amounts for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Epiphany FFV Strategic Income Fund – Class A	$621	$875
Epiphany FFV Strategic Income Fund – Class C (no redemption)	$203	$625
Epiphany FFV Strategic Income Fund – Class C (full redemption at end of period)	$303	$625

The expenses shown above are the total fees you would pay throughout the time period indicated—not expenses you would pay every year. For example, the figure for three years is not the expense figure for that single year, but the total cumulative expenses a shareholder would have paid for the entire three-year period.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Investment Strategy

The Epiphany FFV Strategic Income Fund seeks to achieve its investment objective through investment in any income-producing securities issued by companies that pass the Catholic Scorecard, a proprietary screening methodology developed by Trinity Fiduciary Partners, LLC.   FFV in the title of the Fund refers to Faith and Family Values and represents the underlying theme of the social screening.  Income-producing securities may include corporate bonds, preferred stocks, convertible stocks and investment companies (including open-end funds or exchange traded funds) that may invest in income-producing securities, or in the case of exchange traded funds, track a fixed income index.  The Fund may also invest in inverse ETFs for hedging purposes.  Inverse ETFs are designed to provide positive return from a decline in the ETF's underlying benchmark.  These investments will be short term in nature.  In the case of corporate bonds, preferred stocks and convertible stocks, the Catholic Scorecard is then applied to the eligible securities.  The Catholic Scorecard is based on the moral and social justice teachings of the Catholic Church.  Then the Fund's sub-adviser, Dana Investment Advisors, Inc. (the “Sub-Adviser”), uses a disciplined, risk-controlled investment process to select the Fund's holdings.

According to the Catholic Scorecard, companies will generally be excluded from the Fund that:

•

Directly participate in abortion;

•

Manufacture contraceptives;

•

Engage in scientific research on human fetuses or embryos;

•

Have received significant fines or legal judgments relating to employee discrimination or human rights abuses, employee health or safety or environmental violations in the past 2 calendar years;

•

Produce pornographic media content;

•

Manufacture nuclear weapons, biological or chemical weapons, indiscriminate weapons of mass destruction or anti-personnel landmines;

•

Sponsor organizations that promote legislation which undermines traditional families.

Whether to hold or sell a security in the Fund that no longer passes the Catholic Scorecard is at the discretion of the Adviser and Sub-Adviser who may opt to hold the security based on the security's anticipated level of income or as a means to defer or eliminate costs associated with the sale of the security.  The portfolio managers may also sell a security when the portfolio managers determine that the creditworthiness is not longer consistent with the portfolio manager's risk tolerance or if other eligible securities offer a more attractive investment opportunity.  The Fund may also hold cash in addition to the income-producing securities, primarily as a means to pay redemption requests.  Otherwise, the Fund intends to remain fully invested.

The Fund’s Sub-Adviser employs a relative-value approach to identify securities in the marketplace with the following characteristics, although not all of the securities selected will have these attributes:

•

Discounted price to potential market value

•

Improving credit profiles yet unrecognized by the market

•

Yield advantage relative to its benchmark

The Sub-Adviser invests in securities that offer a positive yield advantage over the market and, in its view, have room to increase in price. The Sub-Adviser may also invest to take advantage of what it believes are temporary disparities in the yield of different segments of the market for securities.

Under normal market conditions, the Fund will invest substantially all of its assets in income producing securities (including high-yield bonds) with a focus on U.S. corporate bonds, government bonds, agency bonds, adjustable and fixed rate mortgage bonds, municipal bonds, convertible securities, and debt instruments issued by foreign governments, including those in emerging markets.  The Fund may invest up to 35% of its assets in preferred stocks and dividend-paying common stocks.  In addition to income-producing securities, from time to time the Fund may purchase other securities such as real estate investment trusts ("REITs"), publicly traded partnerships, mainly as an alternative to holding cash prior to investment.  These other equity securities will not be subject to the Catholic Scorecard.  The Sub-Adviser may shift the Fund’s assets among various types of income-producing securities based upon changing market conditions.

Principal Risks

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down.  You could lose money.  An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or other government agency.

The Fund is subject to several risks, any of which could cause an investor to lose money.  Below are some specific risks of investing in the Fund.

Convertible Security Risk.  The market value of convertible securities and other debt securities tends to fall when prevailing interest rates rise.  The value of convertible securities also tends to change whenever the market value of the underlying common or preferred stock fluctuates.

Credit Risk.  The issuer of a fixed income security may not be able to make interest and principal payments when due.  Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation, which could result in a loss to the Fund.

Emerging Markets Risk. Countries with emerging markets may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

ETF and Other Investment Company Risk.  The Fund may invest in ETFs and other investment companies ("Underlying Funds").  As a result, your cost of investing in the Fund may be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in equities.  You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.

Foreign Investing Risk.  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.    Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Government Risk.  The U.S. government’s guarantee of ultimate payment of principal and timely payment of interest on certain U. S. government securities owned by the Fund does not imply that the Fund’s shares are guaranteed or that the price of the Fund’s shares will not fluctuate.

High Yield Securities Risk.  The Fund may invest in high yield securities, also known as "junk bonds."  High yield securities provide greater income and opportunity for gain, but entail greater risk of loss of principal.  High yield securities are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation.  The market for high yield securities is generally less active than the market for higher quality securities.  This may limit the ability of the Fund to sell high yield securities.

Interest Rate Risk.  The Fund's share price and total return will vary in response to changes in interest rates.  If rates increase, the value of the Fund's investments generally will decline, as will the value of your investment in the Fund.

Investment Style Risk.  The Adviser’s or Sub-Adviser's judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the Fund invests may prove to be incorrect and there is no guarantee that the Adviser’s or Sub-Adviser's judgment will produce the desired results.

Liquidity Risk.   Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price.

Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, and economic, political, or social events in the U.S. or abroad. All stocks are subject to these risks.

Moral Investing Risk.  The Adviser and Sub-Adviser invests in securities only if they meet both the Fund’s investment and moral requirements, and as such, the return may be lower than if the Adviser made decisions based solely on investment considerations.

Preferred Stocks Risk.  Dividends on preferred stocks are generally payable at the discretion of issuer’s board of directors and Fund shareholders may lose money if dividends are not paid. Preferred stock prices may fall if interest rates rise or the issuer’s creditworthiness becomes impaired.

REIT Risk.  The Funds may invest in REITs.  Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general.  Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended.

Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Sovereign Obligation Risk.  The Fund may invest in sovereign debt obligations.  Investment in sovereign debt obligations involves special risks not present in corporate debt obligations.  The issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations.  In the future, the Fund's performance will be provided in this section.

The Investment Adviser

Trinity Fiduciary Partners LLC (“Trinity”) is the Fund’s investment adviser. Dana Investment Advisors, Inc. is the Fund's investment sub-adviser.

Portfolio Managers

Samuel J. Saladino, CEO and Portfolio Manager of Trinity Fiduciary Partners, LLC, Michael Honkamp, Senior Vice President, Portfolio Manager of Dana Investment Advisors, Inc. and J. Joseph Veranth, Chief Investment Officer, Portfolio Manager of Dana Investment Advisors, Inc. serve as portfolio managers of the Fund.  Each of the individuals has served as portfolio manager of the Fund since the Fund's inception.

Purchase and Sale of Fund Shares

The minimum investment for Class A and Class C shares is $1,000, with minimum subsequent investments of $250.  You may make automatic monthly investments ($100 minimum per purchase) in the Fund from your bank or savings account with no required minimum investment.

You may sell (redeem) your shares by mail by sending your request to:

Epiphany Funds

c/o Gemini Fund Services

            4020 South 147th Street, Suite 2

            Omaha, Nebraska  68137

You may also redeem your shares by calling the transfer agent at 1-8 00-320-2185.

Taxes

In general, selling shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events.   The Fund's distributions are typically taxed as ordinary income.   Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold.  Any tax liabilities generated by your transactions or by receiving distributions are your responsibility.  The Fund may produce capital gains even if they do not have income to distribute and performance has been poor.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities. For these accounts, taxes are typically paid when funds are withdrawn from the account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies, including Trinity may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

EPIPHANY LARGE CAP CORE FUND

Investment Objective

The Epiphany Large Cap Core Fund seeks long-term growth of capital.

Fees and Expenses

The tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investment with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases	5.00%	None
Maximum Deferred Sales Charge (Load)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (As a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany Large Cap Core Fund
	Class A	Class C
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	1.00%
Acquired Funds Fees and Expenses
Other Expenses	1.09%	1.09%
Total Annual Fund Operating Expenses	2.09%	2.84%
Fee Waiver and/or Expense Reimbursement (1)	0.59%	0.59%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.50%	2.25%

1 )

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.50% of the average daily net assets for Class A shares and 2.25% of the average daily net assets of Class C shares through February 28, 201 3. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Because the Fund is a new fund, the "Other Expenses" are based on estimated amounts for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in a Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Epiphany Large Cap Core Fund – Class A	$645	$949
Epiphany Large Cap Core Fund – Class C (no redemption)	$228	$701
Epiphany Large Cap Core Fund – Class C (full redemption at end of period)	$328	$701

The expenses shown above are the total fees you would pay throughout the time period indicated—not expenses you would pay every year. For example, the figure for three years is not the expense figure for that single year, but the total cumulative expenses a shareholder would have paid for the entire three-year period.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Investment Strategy

The Epiphany Large Cap Core Fund seeks to achieve its investment objective through investment in publicly-traded equity securities using a disciplined, risk-controlled investment process. The investment process is a sector-neutral, relative-value approach that has been used by Dana Investment Advisors, Inc., the Fund's investment sub-adviser (the “Sub-Adviser”) since 1999.

The Sub-Adviser employs a risk-controlled relative-value equity strategy. The starting universe of equity securities in which the Fund may invest includes the largest 700 companies, based on market capitalization, listed on domestic securities exchanges. Under normal circumstances, at least 80% of the Fund's assets will be invested in large cap equity securities, which the Sub-Adviser defines as companies having a market capitalization of over $5 billion at the time of purchase.  While the Fund selects stocks from the 700 largest companies, the Fund may also invest a portion of its assets in equity securities of companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $ 5 billion, respectively).   The Fund portfolio is designed to resemble the broad market, add value above market returns through superior stock selection, yet exhibit lower volatility than the market. The investment process is a hybrid of quantitative and fundamental techniques. Individual securities in the Fund are chosen after rigorous fundamental research to identify companies with attractive valuations relative to peer companies, relative to the broader economic sector in which companies are members, and relative to the historical and forecasted growth the companies may exhibit.

The investment portfolio will be constructed and monitored using top-down risk controls designed to minimize volatility while allowing the opportunity to add excess returns. The portfolio managers may also sell a security when they determine that the company's fundamentals are no longer compatible with the Fund's objectives or when other securities offer a more attractive investment opportunity.

In addition to common stocks, from time to time the Fund may purchase other equities such as real estate investment trusts ("REITs"), preferred stocks, publicly traded partnerships, shares of other investment companies and exchange traded funds ("ETFs"), including inverse ETFs, mainly as an alternative to holding cash prior to investment.

Principal Risks

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down.  You could lose money.  An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or other government agency.

The Fund is subject to several risks, any of which could cause an investor to lose money.  Below are some specific risks of investing in the Fund.

ETF and Other Investment Company Risk.  The Fund may invest in ETFs and other investment companies ("Underlying Funds").  As a result, your cost of investing in the Fund may be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in equities.  You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.

Investment Style Risk.  The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the Funds invest may prove to be incorrect and there is no guarantee that the Adviser’s judgment will produce the desired results.

Mid-Cap and Small Risk.  Stocks of mid-cap and small-cap companies are more risky than stocks of larger companies. Many of these companies are young and have a limited track record. Their securities may trade less frequently and in more limited volume than those of more mature companies.  Mid-cap and small cap companies also may lack the managerial, financial or other resources necessary to implement their business plans or succeed in the face of competition.  These risks are higher for small-cap companies.

REIT Risk.  The Funds may invest in REITs.  Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general.  Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended.

Stock Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, and economic, political, or social events in the U.S. or abroad. All stocks are subject to these risks.

Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations.  In the future, the Fund's performance will be provided in this section.

The Investment Adviser

Trinity Fiduciary Partners LLC (“Trinity”) is the Fund’s investment adviser. Dana Investment Advisors, Inc. is the Fund's investment sub-adviser.

Portfolio Managers

Duane Roberts, Senior Vice President, Portfolio Manager of Dana Investment Advisors, Inc., Greg Dahlman, Senior Vice President, Portfolio Manager of Dana Investment Advisors, Inc. and David Stamm, Vice President, Portfolio Manager of Dana Investment Advisors, Inc. are the Fund's portfolio managers  Each of the individuals has served as a portfolio manager since the Fund's inception.

Purchase and Sale of Fund Shares

The minimum investment for Class A and Class C shares is $1,000, with minimum subsequent investments of $250.  You may make automatic monthly investments ($100 minimum per purchase) in the Fund from your bank or savings account with no required minimum investment.

You may sell (redeem) your shares by mail by sending your request to:

Epiphany Funds

c/o Gemini Fund Services

            4020 South 147th Street, Suite 2

            Omaha, Nebraska  68137

You may also redeem your shares by calling the transfer agent at 1-8 00-320-2185.

Taxes

In general, selling shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events.   The Fund's distributions are typically taxed as capital gains.   Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold.  Any tax liabilities generated by your transactions or by receiving distributions are your responsibility.  The Fund may produce capital gains even if they do not have income to distribute and performance has been poor.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities. For these accounts, taxes are typically paid when funds are withdrawn from the account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies, including Trinity may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

FUND DETAILS

INVESTMENT STRATEGY INFORMATION

Epiphany FFV Fund

The Epiphany FFV Fund seeks to achieve its objective by investing in the equity securities of companies that pass the Catholic Scorecard, a proprietary screening methodology developed by Trinity Fiduciary Partners, LLC (the "Adviser").  The starting universe from which equity securities are selected is the largest 1000 stocks, based on market capitalization, listed on domestic U.S. securities markets.   While the Fund selects stocks from the 1000 largest companies, the Fund may invest in companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $5 billion, respectively).   The Catholic Scorecard is then applied to the eligible securities.  The Catholic Scorecard is based on the moral and social justice teachings of the Catholic Church.  Prior to February 2 6, 2010, the Fund was known as the Epiphany Faith and Family Values 100 Fund.

From these eligible securities, the portfolio managers apply economic criteria to select up to 300 equity securities for the Fund's portfolio.   The portfolio holdings are equally weighted and rebalanced quarterly. The portfolio managers may, but are not obligated to, sell a security when it no longer passes the criteria established by the Catholic Scorecard.  The Fund may also sell a security when the portfolio managers determine that other eligible securities offer a more attractive investment opportunity.  Whether to hold or sell a security in the Fund that no longer passes the Catholic Scorecard is at the discretion of the Adviser who may opt to hold the security based on the security's anticipated appreciation, as a means to effect change in the activities or policies of the company or as a means to defer or eliminate associated trading costs associated with the sale of the security.  The Fund may also hold cash in addition to the securities of companies, primarily as a means to pay redemption requests.  Otherwise, the Fund intends to remain fully invested.

In addition to common stocks, from time to time the Fund may purchase other equities such as real estate investment trusts ("REITs"), preferred stocks, publicly traded partnerships, shares of other investment companies and exchange traded funds ("ETFs"), including inverse ETFs, mainly as an alternative to holding cash prior to investment.

Epiphany FFV Focused Fund

The Epiphany FFV Focused Fund seeks to achieve its investment objective through investment in publicly-traded equity securities that pass the Catholic Scorecard, a proprietary screening methodology developed by Trinity Fiduciary Partners, LLC (the "Adviser").  The starting universe from which equity securities are selected is the largest 1000 stocks, based on market capitalization, listed on domestic U.S. securities markets.   While the Fund selects stocks from the 1000 largest companies, the Fund may invest in companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $5 billion, respectively).   The Catholic Scorecard is then applied to the eligible securities.  The Catholic Scorecard is based on the moral and social justice teachings of the Catholic Church.  Then the Fund's Sub-Adviser uses a disciplined, risk controlled investment process to select the Fund's holdings.  The investment process is a sector-neutral relative-value approach that has been used by the Sub-Adviser in managing its other accounts since 1999.

The Epiphany FFV Focused Fund employs the Sub-Adviser's risk-controlled relative-value equity strategy with significant social screening.  The Fund’s portfolio is designed to resemble the broad market, add value above market returns through superior stock selection, yet exhibit lower volatility than the market.  The investment process is a hybrid of quantitative and fundamental techniques.  Individual securities in the Fund are chosen after rigorous fundamental research to identify companies with attractive valuations relative to peer companies, relative to the broader economic sector in which companies are members, and relative to the historical and forecasted growth the companies may exhibit.

The investment portfolio will be constructed and monitored using top-down risk controls designed to minimize volatility while allowing the opportunity to add excess returns.

The stocks held in the Epiphany FFV Focused Fund will generally be a subset of those in the Epiphany FFV Fund, typically 50 to 60 stocks.

In addition to common stocks, from time to time the Fund may purchase other equities such as real estate investment trusts ("REITs"), preferred stocks, publicly traded partnerships, shares of other investment companies and exchange traded funds ("ETFs"), including inverse ETFs, mainly as an alternative to holding cash prior to investment.

Epiphany FFV Strategic Income Fund

The Epiphany FFV Strategic Income Fund seeks to achieve its investment objective through investment in income-producing securities that pass the Catholic Scorecard, a proprietary screening methodology developed by Trinity Fiduciary Partners, LLC.  Income-producing securities may include corporate bonds, preferred stocks, convertible stocks and investment companies (including open-end funds or exchange traded funds) that may invest in income-producing securities, or in the case of exchange traded funds, track a fixed income index.  The Fund may also invest in inverse ETFs for hedging purposes.  In the case of corporate bonds, preferred stocks and convertible stocks, the Catholic Scorecard is then applied to the eligible securities.   The Catholic Scorecard is then applied to the eligible securities.  The Catholic Scorecard is based on the moral and social justice teachings of the Catholic Church.  Then the Fund's Sub-Adviser uses a disciplined, risk-controlled investment process to select the Fund's holdings.  The Fund may also invest in fixed income securities issued by U.S. and foreign governments and their agencies. The investment process is a relative-value approach to fixed income that seeks a relatively high level of income in a risk-managed manner.

The Fund’s Sub-Adviser employs a relative-value approach to identify securities in the marketplace with the following characteristics, although not all of the securities selected will have these attributes:

•

Discounted price to potential market value

•

Improving credit profiles yet unrecognized by the market

•

Yield advantage relative to its benchmark

The Fund’s Sub-Adviser may maintain a core of the Fund’s investments in certain corporate and government bond issues and shift its assets among other income-producing securities as opportunities develop. The Fund generally seeks to maintain a high level of diversification as a form of risk management.

The Sub-Adviser invests in securities that offer a positive yield advantage over the market and, in its view, have room to increase in price. The Sub-Adviser may also invest to take advantage of what it believes are temporary disparities in the yield of different segments of the market for securities.

Under normal market conditions, the Fund will invest substantially all of its assets in income producing securities (including high-yield bonds) with a focus on U.S. corporate bonds, government bonds, agency bonds, adjustable and fixed rate mortgage bonds, municipal bonds, convertible securities, and foreign debt instruments, including those in emerging markets.  The Fund may invest up to 35% of its assets in preferred stocks and dividend-paying common stocks. The Sub-Adviser may shift the Fund’s assets among various types of income-producing securities based upon changing market conditions.

The Fund may also invest in Rule 144A securities, structured notes, and zero-coupon bonds.

At certain times, the Fund may take positions in futures, swaps (including credit default swaps) and other derivatives.

The Faith and Family Values Funds of the Epiphany Funds Trust; Epiphany FFV Fund, Epiphany FFV Focused Fund, and Epiphany FFV Strategic Income Fund will all use the Catholic Scorecard to screen investments.  The Adviser developed this proprietary screening methodology based on the moral and social justice teachings of the Catholic Church. According to the Catholic Scorecard, companies will be excluded from the Fund that:

•

Directly participate in abortion through  (1) the manufacture of abortifacients made specifically for and marketed for the purpose of enabling abortion; (2) own and/or operate facilities, including hospitals, that perform abortions; (3) health insurance companies that provide coverage for abortions; or (4) evidence of financial contribution to organizations that provide abortions;

•

Manufacture contraceptives;

•

Engage in scientific research on human fetuses or embryos that (1) results in the end of pre-natal human life; or (2) makes use of tissue derived from abortions or other life-ending activities; Specific activities include:  a) embryonic stem cell research (ESCR); b) fetal tissue research or stem cell research derived from embryos; c) human cloning;

•

Have received cumulative fines or legal judgments in excess of $1 million relating to employee discrimination or human rights abuses in the past 2 calendar years;

•

Have received cumulative fines or legal judgments in excess of $1 million relating to employee health or safety in the past 2 calendar years;

•

Have received cumulative fines or legal judgments  in excess of $1 million relating to environmental violations in the past 2 calendar years;

•

Produce pornographic media content, including movies, video games and television programs, sexually-explicit videos, publications and software; topless bars; and sexually-oriented telephone and internet services;

•

Manufacture nuclear weapons, biological or chemical weapons, indiscriminate weapons of mass destruction or anti-personnel landmines;

•

Sponsor organizations that promote legislation which undermines traditional families.

In addition to these exclusion criteria, the Scorecard provides another dimension of screening, which allows other positive and negative attributes of a company to be reviewed.  Positive elements include: non-embryonic stem cell research; pro-family business practices and policies; and strong, shareholder-friendly corporate governance.  Negative elements include:  manufacture of alcohol; manufacture of tobacco products; involvement in gambling, excessive executive compensation; distribution of pornographic media; distribution of contraceptives; and production and/or distribution of media with anti-family themes.  In order to pass the Catholic Scorecard, a company must have no exclusions and have enough positive elements to offset any negative elements.

The Epiphany FFV Fund, Epiphany FFV Focused Fund, and the FFV Strategic Income Fund will also engage in a strategy of active corporate participation with regard to their stock holdings.  The Funds will exercise their normal shareholder responsibilities, especially casting informed votes on proxies and shareholders’ resolutions in accord with its proxy voting guidelines (which are contained in the Funds’ Statement of Additional Information).  The goal of this strategy is to seek to influence corporate culture and to shape corporate policies in a manner that is consistent, in the Adviser's judgment, with the financial and moral goals of the Funds’ shareholders.   In addition to proxy voting, these activities may include dialogue with corporate leadership, initiating or supporting shareholder resolutions, working with various religious and other groups who are working for corporate responsibility, and writing letters to corporate executives and board members to advocate specific steps or to support or raise objections to a corporation’s activities and/or policies.

Epiphany Large Cap Core Fund

The Epiphany Large Cap Core Fund seeks to achieve its investment objective through investment in publicly-traded equity securities using a disciplined, risk-controlled investment process. The investment process is a sector-neutral relative-value approach that has been used by the Sub-Adviser since 1999.

The Fund employs a risk-controlled relative-value equity strategy. The Fund portfolio is designed to resemble the broad market, add value above market returns through superior stock selection, yet exhibit lower volatility than the market.  The starting universe of equity securities in which the Fund may invest includes the largest 700 companies, based on market capitalization, listed on domestic securities exchanges.   Under normal circumstances, at least 80% of the Fund's assets will be invested in large cap equity securities, which the Sub-Adviser defines as companies having a market capitalization of over $5 billion at the time of purchase.  While the Fund selects stocks from the 700 largest companies, the Fund may also invest a portion of its assets in equity securities of companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $ 5 billion, respectively).   The investment process is a hybrid of quantitative and fundamental techniques. Individual securities in the Fund are chosen after rigorous fundamental research to identify companies with attractive valuations relative to peer companies, relative to the broader economic sector in which companies are members, and relative to the historical and forecasted growth the companies may exhibit.

The investment portfolio will be constructed and monitored using top-down risk controls designed to minimize volatility while allowing the opportunity to add excess returns.

Strategy Information Applicable to All Funds

The investment objectives of the Funds may be changed without shareholder approval; however, you will be given advance notice of any changes.  Information about the Funds’ policies and procedures with respect to disclosure of the Funds’ portfolio holdings is included in the Statement of Additional Information.

From time to time, the Funds may hold all or a portion of its assets in cash or cash equivalents pending investment, when investment opportunities are limited, or when attempting to respond to adverse market, economic, political or other conditions.  Cash equivalents include certificates of deposit; short term, high quality taxable debt securities; money market funds and repurchase agreements.  If the Funds invest in shares of a money market fund or other investment company, the shareholders of the Funds generally will be subject to duplicative management fees.  These temporary defensive positions may be inconsistent with the Funds’ principal investment strategy and, as a result of engaging in these temporary measures, the Funds may not achieve their investment objective.

INVESTMENT RISK INFORMATION

Risk Information Applicable to All Funds

ETF and Other Investment Company Risk.  ETFs and other investment companies, including open-end  mutual funds, are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.  As a result, to the extent the Fund invests in ETF and other investment companies, the cost of investing in the Fund will be higher than the cost of investing directly in other investment companies and may be higher than other mutual funds that invest directly in stocks and bonds.  Each ETF and other investment company is subject to its own specific risks, depending on the nature of the fund.

Mutual Fund Risk.  Mutual funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.  As a result, your cost of investing will be higher than the cost of investing directly in a mutual fund and may be higher than other mutual funds that invest directly in stocks and bonds.  Mutual funds are also subject management risk because the adviser to the underlying mutual fund may be unsuccessful in meeting the fund's investment objective and may temporarily pursue strategies which are inconsistent with the Fund's investment objective.

ETF Risk.  ETFs are subject to investment advisory and other expenses, which will be indirectly paid by a Fund.  As a result, your cost of investing in a Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds.  ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange.  ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares.  ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund.  Because the value of ETF shares depends on the demand in the market, the adviser may not be able to liquidate the Fund's holdings at the most optimal time, adversely affecting performance.  Additional risks of investing in ETFs are described below:

ETF Strategy Risk:  Each ETF is subject to specific risks, depending on the nature of the ETF. These risks could include liquidity risk, sector risk, foreign and emerging market risk, as well as risks associated with real estate investments and commodities.

Net Asset Value and Market Price Risk:  The market value of ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value.

Tracking Risk:  ETFs in which a Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs in which a Fund invests will incur expenses not incurred by their applicable indices.  Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs' ability to track their applicable indices.

Investment Style Risk.  The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the Fund invest may prove to be incorrect and there is no guarantee that the Adviser’s judgment will produce the desired results.  In addition, the Fund may allocate its assets so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s values may be adversely affected.

Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, and economic, political, or social events in the U.S. or abroad. All stocks are subject to these risks.

Mid-Cap and Small Risk.  Stocks of mid-cap and small-cap companies are more risky than stocks of larger companies. Many of these companies are young and have a limited track record. Their securities may trade less frequently and in more limited volume than those of more mature companies.  Mid-cap and small cap companies also may lack the managerial, financial or other resources necessary to implement their business plans or succeed in the face of competition.  These risks are higher for small-cap companies.

Moral Investing Risk.  The Adviser invests in equity securities only if they meet both the Fund’s investment and moral requirements, and as such, the return may be lower than if the Adviser made decisions based solely on investment considerations.

REIT Risk.  The Funds may invest in REITs.  Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general.  Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended.  REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation.  REITs also are subject to the possibilities of failing to qualify for tax free pass-through of income under the Code and failing to maintain their exemption from registration under the Investment Company Act of 1940, as amended.  Investment in REITs involves risks similar to those associated with investing in small capitalization companies, and REITs (especially mortgage REITs) are subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline.

Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Risk Information Applicable to the Epiphany Large Cap Core Fund

Sector Risk.  The Fund’s portfolio may be over-weighted in certain sectors, therefore any negative development affecting those sectors will have a greater impact on the Fund.

Risk Information Applicable to the Epiphany Strategic Income Fund

144A Securities Risk. The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers such as the Fund under Rule 144A under the Securities Act of 1933. Normally, the Fund purchases Rule 144A securities only if the Sub-Adviser has determined them to be liquid, that is, readily marketable.  If qualified institutional buyers are unwilling to purchase these Rule 144A securities, certain of the Fund’s assets could be invested in illiquid securities.  If any Rule 144A security held by the Fund should become illiquid, the value of the security may be reduced and a sale of the security may be more difficult.

Convertible Security Risk.  The market value of convertible securities and other debt securities tends to fall when prevailing interest rates rise.  The value of convertible securities also tends to change whenever the market value of the underlying common or preferred stock fluctuates.

Credit Risk.  The issuer of a fixed income security may not be able to make interest and principal payments when due.  Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation, which could result in a loss to the Fund. The Fund may invest in securities that are rated in the lowest investment grade category.  Issuers of these securities are more vulnerable to changes in economic conditions than issuers of higher grade securities.

Derivatives Risk. The Fund may invest a percentage of its assets in derivatives, such as futures and options contracts, to pursue its investment objective. The use of such derivatives may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives.

Emerging Markets Risk. Countries with emerging markets may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.  In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions

Foreign Investing Risk.  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Government Risk.  The U.S. government’s guarantee of ultimate payment of principal and timely payment of interest on certain U. S. government securities owned by the Fund does not imply that the Fund’s shares are guaranteed or that the price of the Fund’s shares will not fluctuate.  In addition, securities issued Freddie Mac, Fannie Mae and Federal Home Loan Banks are not obligations of, or insured by, the U.S. government.  If a U.S. government agency or instrumentality in which the Fund invests defaults and the U.S. government does not stand behind the obligation, the Fund’s share price could fall.

High Yield Securities Risk.  The Fund may invest in high yield securities, also known as "junk bonds."  High yield securities provide greater income and opportunity for gain, but entail greater risk of loss of principal.  High yield securities are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation.  The market for high yield securities is generally less active than the market for higher quality securities.  This may limit the ability of the Fund to sell high yield securities.

Interest Rate Risk.  The Fund's share price and total return will vary in response to changes in interest rates.  If rates increase, the value of the Fund's investments generally will decline, as will the value of your investment in the Fund.  Securities with longer maturities tend to produce higher yields, but are more sensitive to changes in interest rates and are subject to greater fluctuations in value.

Liquidity Risk.  Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price.

Preferred Stocks Risk.  Dividends on preferred stocks are generally payable at the discretion of issuer’s board of directors and Fund shareholders may lose money if dividends are not paid. Preferred stock prices may fall if interest rates rise or the issuer’s creditworthiness becomes impaired.

Sovereign Obligation Risk.  The Fund may invest in sovereign debt obligations.  Investment in sovereign debt obligations involves special risks not present in corporate debt obligations.  The issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default.  During periods of economic uncertainty, the market prices of sovereign debt may be more volatile than prices of U.S. debt obligations.  In the past, certain emerging markets have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest, and declared moratoria on the payment of principal and interest on their sovereign debts.

FUND OPERATIONS

Investment Adviser

Trinity Fiduciary Partners LLC acts as the investment adviser to the Funds and is responsible for the investment decisions for the Funds.  Founded in 2005, Trinity is located at 2214 Michigan Ave, Suite E, Arlington, Texas 76013.  As of December 31, 2009 , Trinity manages approximately $9 million for primarily high net worth individuals.

The Funds are authorized to pay Trinity an annual fee based on their average daily net assets of 0.75% for the Epiphany FFV Fund, the Epiphany FFV Focused Fund, and the Epiphany Large Cap Core Fund.  The fee for the Epiphany FFV Strategic Income Fund is 0.50%.  A discussion regarding the basis of the Board of Trustees’ approval of the Management Agreement between the Funds and Trinity and any sub-adviser agreements will be available in the Funds’ semi-annual report to shareholders for the periods ended April 30 of each year.

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1. 75% of the average daily net assets for Class A shares of the Epiphany FFV Fund, and the Epiphany FFV Focused Fund, 1.50% for the Class A shares of the Epiphany Large Cap Core F und, 1. 25% for the Class A shares of the Epiphany FFV Strategic Income Fund, 2.5 0% of the average daily net assets of Class C shares of the Epiphany FFV Fund and the Epiphany FFV Focused Fund, 2.25% of the average daily net assets of Class C shares of the Epiphany Large Cap Core Fund and 2. 00% of the average daily net assets of the Class C shares of the Epiphany FFV Strategic Income Fund, all through February 28, 201 3.  The Board of Trustees may terminate the fee waiver and expense cap agreement upon 60 days notice to shareholders.  Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitations.  The addition of excluded expenses may cause the Fund’s Net Expenses after waiver and/or reimbursements to exceed the maximum amounts detailed above and agreed to by the Adviser.

Sub-Adviser

Dana Investment Advisors, Inc., located at 15800 W. Bluemound Road, Suite 250 Brookfield, WI 53005-6026, is a 100% employee owned, Sub Chapter S Corporation, became an SEC Registered Investment Advisor on April 1, 1985.  For over 28 years, Dana Investment Advisors has achieved success by being able to provide above market returns with lower than average risk in their investment strategies.  The philosophy is built around the fact that the markets are not 100% efficient and that value can be found in the marketplace.  The firm has over 2,500 retail and institutional clients throughout the United States.  As of December 31, 2009, Dana had $ 2.67 billion in assets under management.

The Adviser, not the Fund, pays the Sub-Adviser an annual fee of 0.075% of the average daily net assets of the Epiphany FFV Fund, 0.5625% of the average daily net assets of the Epiphany FFV Focused Fund, 0.375% of the average daily net assets of the Epiphany FFV Strategic Income Fund and 0.6375% of the average daily net assets of the Epiphany Large Cap Core Fund.

Portfolio Managers

Greg Dahlman Mr. Dahlman joined Dana Investment Advisors in March 2006 as Vice President and Portfolio Manager.   He is responsible for equity portfolio management and securities analysis. Mr. Dahlman has over 14 years of experience managing equity portfolios, including positions with several investment management firms, most recently Associated Wealth Management. He graduated from the University of Wisconsin-Whitewater with a BBA in Finance and Economics in 1985. Mr. Dahlman is a Chartered Financial Analyst and is a member of the CFA Institute and the CFA Society of Milwaukee.  He serves as a Portfolio Manager for the Epiphany Large Cap Core Fund.

Michael Honkamp Mr. Honkamp joined Dana Investment Advisors in June 1999 as a Securities Analyst. He was promoted to Portfolio Manager in 2002 and is currently a Senior Vice President and Portfolio Manager. He serves as one of the Firm’s lead macro strategists and has expertise in portfolio management and securities analysis for both fixed income and equity portfolios. Mr. Honkamp established two successful small businesses in the Milwaukee metro area which he still owns. He graduated from Santa Clara University with a BS in Economics in 1991. He earned an MBA in International Management from The American Graduate School of International Management (Thunderbird) in 1993. Mr. Honkamp is a Chartered Financial Analyst and is a member of the CFA Institute and the CFA Society of Milwaukee.  He serves as a Portfolio Manager for the Epiphany FFV Strategic Income Fund.

Duane Roberts Mr. Roberts has been Senior Vice President and Equity Portfolio Manager at Dana Investment Advisors since June 1999. He serves as the Firm’s lead quantitative strategist. From May 1998 until he joined Dana Investment Advisors, Mr. Roberts was a Portfolio Manager with Discovery Management in Dallas, Texas. He graduated from Rice University with a BS in Electrical Engineering and Mathematics in 1980. He earned an MS in Statistics from Stanford University in 1981 and an MBA in Finance from Southern Methodist University in 1999. Mr. Roberts is a Chartered Financial Analyst and is a member of the CFA Institute and the Dallas Association of Investment Analysts.  He serves as a Portfolio Manager for the Epiphany FFV Fund, Epiphany FFV Focused Fund, and the Epiphany Large Cap Core Fund.

Samuel J. Saladino Mr. Saladino is the CEO of Trinity Fiduciary Partners and has served as the Portfolio Manager for the Epiphany FFV Fund since July 2008.  He also serves as a Portfolio Manager for the Epiphany FFV Focused Fund and the Epiphany FFV Strategic Income Fund. Prior to forming Trinity in 2005, Mr. Saladino was a financial adviser with Ameriprise Financial Planning from 1995 to 2004.

David Stamm Mr. Stamm joined Dana Investment Advisors as Vice President and Portfolio Manager in August 2007. He is responsible for equity portfolio management and securities analysis. He has 10 years of professional experience and began his career in commercial credit analysis. Prior to joining Dana, he was responsible for securities analysis with Johnson Asset Management analyzing small cap, large cap and international equities. Mr. Stamm graduated from Valparaiso University with a BSBA in International Business in 1997. He is a Chartered Financial Analyst and is a member of the CFA Institute and the CFA Society of Milwaukee.  He serves as a Portfolio Manager for the Epiphany Large Cap Core Fund.

J. Joseph Veranth Mr. Veranth joined Dana Investment Advisors in December 1994 as Chief Investment Officer and Portfolio Manager. He is involved in setting firm wide investment policy and allocation decisions for all Dana investment strategies. Mr. Veranth graduated from Northwestern University with a BA in Humanities in 1984. He earned an MBA in Finance and International Business from the Stern School of Business at New York University in 1991. Mr. Veranth is a Chartered Financial Analyst and is a member of the CFA Institute and the CFA Society of Milwaukee.  He serves as a Portfolio Manager for the Epiphany FFV Strategic Income Fund.

The Statement of Additional Information provides additional information regarding the portfolio managers’ compensation, their ownership of securities in the Funds and other accounts they manage.

INVESTING WITH EPIPHANY

CHOOSING A CLASS OF SHARES

The Epiphany Funds offer Class A, Class C, Class N, and Class I shares.  Class N and I shares are offered in a separate prospectus.  For information about Class N and I shares, call 1- 800-320-2185 or visit www.epiphanyfund.com for prospectus information.  Each share class represents an investment in the same portfolio of securities, but each class has its own sales charge and expense structure, allowing you to choose the class that best fits your situation.  In choosing the class of shares that suits your investment needs, you should consider:

•

How long you expect to own your shares;

•

How much you intend to invest;

•

The sales charge and total operating expenses associated with owning each class;

•

Whether you qualify for a reduction or waiver of any applicable sales charges (see “Reducing Class A Sales Charges” below).

Class A Shares.  Class A shares are offered at net asset value ("NAV") plus a front-end sales charge of up to 5.00%.  The front-end sales charge is determined by the amount of your investment and is reduced for purchases of $50,000 or more.  Class A shares pay annual distribution and service fees equal to 0.25% of the average daily net assets of Class A shares.  Purchases of Class A shares are subject to a 2% redemption fee if redeemed or exchanged within 60 days of settlement of purchase.  The front-end sales charge is deducted from the amount you invest and is shown in the schedule below.

Amount of Purchase	Sales Charge* as Percentage of Offering Price	Sales Charge* as Percentage of Net Amount Invested	Dealer Commission as a Percentage of Offering Price
Less than $50,000	5.00%	5.26%	5.00%
$50,000 but less than $100,000	4.25%	4.44%	4.25%
$100,000 but less than $250,000	3.25%	3.36%	3.25%
$250,000 but less than $500,000	1.75%	1.78%	1.75%
$500,000 but less than $1,000,000	1.00%	1.01%	1.00%
$1,000,000 or more	0.00	0.00	None

*  Because the offering price per share is rounded to two decimal places, the actual sales charge you pay on a purchase of Class A shares may be more or less than your total purchase amount multiplied by the applicable sales charge percentage.

Reducing Class A Sales Charges.  Front-end sales charges on purchases of Class A shares may be reduced under the right of accumulation or under a statement of intention which are described below.   To receive a reduced sales charge, you must inform your investment dealer or the Fund at the time you purchase shares that you qualify for such a reduction.  If you do not let your investment dealer or the Fund know you are eligible for a reduced sales charge, you may not receive the discount to which you are otherwise entitled.

Right of Accumulation.  Under the right of accumulation, the sales charge you pay is reduced if the current market value of your holdings in the Fund (based on the current maximum public offering price) plus your new purchases total $50,000 or more.  Shares owned by you, your spouse and children under age twenty-one may be combined for purposes of the right of accumulation, including shares held for the benefit of any of you in trust or fiduciary accounts (including retirement accounts) or omnibus or “street name” accounts. In addition, shares purchased and/or owned in an employer-sponsored retirement plan (including SEP, SARSEP and SIMPLE IRA plans) may be combined for purposes of the right of accumulation for the plan and its participants.  You may be required to provide documentation to establish your ownership of shares included under the right of accumulation (such as account statements for you, your spouse and children or marriage certificates, birth certificates and/or trust or other fiduciary-related documents).

Statement of Intention.  Under a statement of intention, purchases of $50,000 or more made over a 13-month period are eligible for reduced sales charges.  Shares eligible under the right of accumulation (other than those included in employer-sponsored retirement plans) may be included to satisfy the amount to be purchased under a statement of intention.  Under a statement of intention, the transfer agent may hold 5% of the dollar amount to be purchased in escrow in the form of shares registered in your name until you satisfy the statement or the 13-month period expires.  A statement of intention does not obligate you to purchase (or the Fund to sell) the full amount indicated in the statement.

Information about sales charges and breakpoints is also available in a clear and prominent format on the epiphanyfund.com website.

Class C Shares.  Class C shares are offered at NAV with no front-end sales charge.  If you sell your Class C shares within one year of your purchase, you generally will be subject to a 1.00% contingent deferred sales charge ("CDSC").  The CDSC is deducted from your redemption proceeds.  The CDSC will apply to the lesser of your shares NAV at the time of redemption or at the time of purchase.  Under certain circumstances, the CDSC may be waived, as described below in this Prospectus.  Class C shares pay annual distribution and service fees equal to up to 1.00% of the average daily net assets of Class C shares.  Purchases of Class C shares are subject to a 2% redemption fee if redeemed within 60 days of settlement of purchase.  The returns on Class C shares are generally lower than the returns on Class A shares because Class C shares have higher annual expenses than Class A shares.

Orders for Class C shares will be refused when the total value of the purchase (including the aggregate value of all Fund shares held within the purchasing shareholder’s account) is $1,000,000 or more.  Investors considering cumulative purchases of $1,000,000 or more, or who, after a purchase of shares, would own shares of the Fund with a current market value of $1,000,000 or more, should consider whether another share class would be more advantageous and consult their investment dealer.

OPENING AN ACCOUNT

You may open an account and purchase shares in the Funds directly from Epiphany Funds.  You also may purchase shares through a brokerage firm or other intermediary that has contracted with Epiphany Funds to sell shares of the Funds.  You may be charged a separate fee by the brokerage firm or other intermediary through whom you purchase shares.

If you are investing directly in the Funds for the first time, please visit www.epiphanyfund.com or call 1-800-320-2185 to request a Shareholder Account Application.  You will need to establish an account before investing.  To open an account online, visit www.epiphanyfund.com. Be sure to sign up for all the account options of which you plan to take advantage.  For example, if you would like to be able to redeem your shares by telephone, you should select this option on your Shareholder Account Application.  Doing so when you open your account means that you will not need to complete additional paperwork later.

Your investment in the Funds should be intended as a long-term investment vehicle.  The Funds are not designed to provide you with a means of speculating on the short-term fluctuations in the stock market.  The Funds reserve the right to reject any purchase request that it regards as disruptive to the efficient management of the Funds, which includes investors with a history of excessive trading.  The Funds also reserve the right to stop offering shares at any time.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.  This means that when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We also may ask for other identifying documents or information, and may take additional steps to verify your identity. We may not be able to open your account or complete a transaction for you until we are able to verify your identity.

Purchasing Shares

You may buy shares on any day that the Funds are open for business, generally any day that the NYSE is open.  Shares of the Funds are sold at net asset value (“NAV”) per share.  The NAV generally is calculated as of the close of trading on the NYSE every day the NYSE is open.  The NYSE normally closes at 4:00 p.m. Eastern Time (“ET”).  The Funds’ NAV is calculated by taking the total value of the Funds’ assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent.

If you are purchasing directly from Epiphany Funds, send the completed Shareholder Account Application and a check payable to the Fund in which you are investing to the following address:

Epiphany Funds

c/o Gemini Fund Services

4020 South 147th Street, Suite 2

Omaha, Nebraska  68137

Purchase orders received in “proper form” by the Funds’ transfer agent before the close of trading on the NYSE will be effective at the NAV next calculated after your order is received.  On occasion, the NYSE closes before 4:00 p.m. Eastern Time.  When that happens, purchase orders received after the NYSE closes will be effective the following business day.

To be in “proper form,” the purchase order must include:

•

Fund name and account number;

•

Account name(s) and address;

•

The dollar amount or number of shares you wish to purchase.

The Funds may limit the amount of purchases and refuse to sell to any person.

Method of Payment.  All purchases (both initial and subsequent) must be made in U.S. dollars and checks must be drawn on U.S. banks.  Cash, credit cards and third party checks will not be accepted.  Third party checks and checks drawn on a non-U.S. financial institution will not be accepted, even if payment may be effected through a U.S. financial institution.  Checks made payable to any individual or company and endorsed to Epiphany Funds or the Fund are considered third-party checks.

A $20 fee will be charged against your account for any payment check returned to the transfer agent or for any incomplete electronic funds transfer, or for insufficient funds, stop payment, closed account or other reasons.  If a check does not clear your bank or the Fund is unable to debit your pre-designated bank account on the day of purchase, the Fund reserves the right to cancel the purchase.  If your purchase is canceled, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of a decline in the value of the canceled purchase.  The Fund (or the Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.  Any profit on such cancellation will accrue to the Fund.

If you choose to pay by wire, you must call the Fund’s transfer agent, at 1-8 00-320-2185 to set up your account, to obtain an account number, and obtain instructions on how to complete the wire transfer.

Wire orders will be accepted only on a day on which the Fund, custodian and transfer agent are open for business.  A wire purchase will not be considered made until the wired money and the purchase order are received by the Fund.  Any delays that may occur in wiring money, including delays that may occur in processing by the banks, are not the responsibility of the Fund or its transfer agent.  The Fund presently does not charge a fee for the receipt of wired funds, but the Fund may charge shareholders for this service in the future.

Minimum Purchase

The minimum initial investment in a Fund is $1,000 with a minimum subsequent investment of $250 for Class A and Class C shares.  You are required to maintain a minimum account balance equal to the minimum initial investment in the Fund, and may be required to redeem your shares if the value of your shares in the Fund falls below the minimum initial investment due to redemptions.  For more information, please read “Additional Redemption Information”.

The Funds reserve the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.  Investment minimums may be higher or lower for investors purchasing shares through a brokerage firm or other financial institution.  To the extent investments of individual investors are aggregated into an omnibus account established by an investment adviser, brokerage firm, retirement plan sponsor or other intermediary, the account minimums apply to the omnibus account, not to the account of the individual investor.

For accounts sold through brokerage firms and other intermediaries, it is the responsibility of the brokerage firm or intermediary to enforce compliance with investment minimums.

Automatic Investment Plan

By completing the Automatic Investment Plan section of the account application, you may make automatic monthly investments ($100 minimum per purchase) into any of the Funds from your bank or savings account with no required initial investment.

Other Purchase Information

If your wire does not clear, you will be responsible for any loss incurred by the Fund.  If you are already a shareholder, the Fund can redeem shares from any identically registered account in the Fund as reimbursement for any loss incurred.  You may be prohibited or restricted from making future purchases in the Funds.

The Fund may authorize certain brokerage firms and other intermediaries (including its designated correspondents) to accept purchase and redemption orders on its behalf.  The Fund is deemed to have received an order when the authorized person or designee receives the order, and the order is processed at the NAV next calculated thereafter.  It is the responsibility of the brokerage firm or other intermediary to transmit orders promptly to the Fund’s transfer agent.

Epiphany Funds discourages market timing.  Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of the Funds’ shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders.  The Funds may invest a portion of their assets in small capitalization companies.  Because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage).  Any such frequent trading strategies may interfere with efficient management of the Funds’ portfolio to a greater degree than funds that invest in highly liquid securities, in part because the Funds may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage also may cause dilution in the value of Fund shares held by other shareholders.  The Board of Trustees has adopted a policy directing the Funds to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Funds that indicate market timing or trading that it determines is abusive.  This policy applies to all Fund shareholders.  While the Funds attempts to deter market timing, there is no assurance that they will be able to identify and eliminate all market timers.  For example, certain accounts called “omnibus accounts” include multiple shareholders.  Omnibus accounts typically provide the Funds with a net purchase or redemption request on any given day.  That is, purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Fund.  The netting effect often makes it more difficult for the Fund to detect market timing, and there can be no assurance that the Fund will be able to do so.

The Funds will also impose a redemption fee on shares redeemed within 60 days of purchase.  For more information, please see “Redemption Fee” in this Prospectus.

EXCHANGING SHARES

Shares of one Epiphany Fund may be exchanged for shares of another Epiphany Fund.  You must meet the minimum investment requirements for the Fund into which you are exchanging.  The exchange of shares of one Fund for shares of another Fund is treated, for federal income tax purposes, as a sale on which you may realize a taxable gain or loss.

REDEEMING SHARES

You may redeem your shares on any business day.  Redemption orders received in proper form by the Funds’ transfer agent or by a brokerage firm or other intermediary selling Fund shares before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 p.m. ET) will be processed at that day’s NAV.  Your brokerage firm or intermediary may have an earlier cut-off time.

“Proper form” means your request for redemption must:

•

Include the Fund name and account number;

•

Include the account name(s) and address;

•

State the dollar amount or number of shares you wish to redeem; and

•

Be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered.

The Fund may require that the signatures be guaranteed if you request the redemption check be mailed to an address other than the address of record, or if the mailing address has been changed within 30 days of the redemption request.  The Fund may also require that signatures be guaranteed for redemptions of $25,000 or more.  Signature guarantees are for the protection of shareholders.  You can obtain a signature guarantee from most banks and securities dealers, but not from a notary public.  All documentation requiring a signature guarantee must utilize a New Technology Medallion stamp.  For joint accounts, both signatures must be guaranteed.  Please call the transfer agent at 1-8 00-320-2185 if you have questions regarding signature guarantees.  At the discretion of the Fund, you may be required to furnish additional legal documents to insure proper authorization.

Shares of any of the Funds may be redeemed by mail or telephone.  You may receive redemption payments in the form of a check or federal wire transfer.  A wire transfer fee of $20 will be charged to defray custodial charges for redemptions paid by wire transfer.  Any charges for wire redemptions will be deducted from your account by redemption of shares.  If you redeem your shares through a brokerage firm or other intermediary, you may be charged a fee by that institution.

Redeeming by Mail

You may redeem any part of your account in the Funds by mail at no charge.  Your request, in proper form, should be addressed to:

Epiphany Funds

c/o Gemini Fund Services

4020 South 147th Street, Suite 2

Omaha, Nebraska  68137

Telephone Redemptions

You may redeem any part of your account in the Funds by calling the transfer agent at 1-8 00-320-2185.  You must first complete the Optional Telephone Redemption and Exchange section of the investment application to institute this option.  The Funds, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine.  However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions.  Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Funds may terminate the telephone redemption procedures at any time.  During periods of extreme market activity it is possible that shareholders may encounter some difficulty in telephoning the Funds, although neither the Funds nor the transfer agent has ever experienced difficulties in receiving and responding to telephone requests for redemptions or exchanges in a timely fashion.  If you are unable to reach the Funds by telephone, you may request a redemption or exchange by mail.

Redemptions-in-Kind

Generally, all redemptions will be for cash.  However, if you redeem shares worth more than $250,000 or 1% of the value of the Fund’s assets, the Fund reserves the right to pay all or part of your redemption proceeds in readily marketable securities instead of cash under unusual circumstances in order to protect the interests of remaining shareholders, or to accommodate a request by a particular shareholder.  If payment is made in securities, the Fund will value the securities selected in the same manner in which it computes its NAV.  This process minimizes the effect of large redemptions on the Fund and its remaining shareholders.  In the event that an in-kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund.

Redemption Fee

Shareholders that redeem shares of one of the Funds within 60 days of purchase will be assessed a redemption fee of 2.00% of the amount redeemed.  The Funds use a “first in, first out” method for calculating the redemption fee.  This means that shares held the longest will be redeemed first, and shares held the shortest time will be redeemed last.  Systematic withdrawal and/or contribution programs, mandatory retirement distributions, involuntary redemptions of small accounts by the Funds, and transactions initiated by a retirement plan sponsor or participant are not subject to the redemption fee.  The redemption fee is paid directly to and retained by the Fund, and is designed to deter excessive short-term trading and to offset brokerage commissions, market impact, and other costs that may be associated with short-term money movement in and out of the Funds.

The Funds reserve the right to modify or eliminate the redemption fee or waivers at any time.  If there is a material change to the Funds’ redemption fee, the Funds will notify you at least 60 days prior to the effective date of the change.

Additional Redemption Information

If you are not certain of the redemption requirements, please call the transfer agent at 1-8 00-320-2185.  Redemptions specifying a certain date or share price cannot be accepted and will be returned.  You will be mailed the proceeds on or before the fifth business day following the redemption.  You may be assessed a fee if the Fund incurs bank charges because you request that the Fund re-issue a redemption check.  Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing or under any emergency circumstances, as determined by the Securities and Exchange Commission (“SEC”), the Funds may suspend redemptions or postpone payment dates.

Because each Fund incurs certain fixed costs in maintaining shareholder accounts, a Fund may require that you redeem all of your shares in that Fund upon 30 days written notice if the value of your shares in the Fund is less than $1,000 due to redemption, or such other minimum amount as the Fund may determine from time to time.  You may increase the value of your shares in the Fund to the minimum amount within the 30-day period.  All shares of the Funds also are subject to involuntary redemption if the Board of Trustees determines to liquidate one of the Funds.  An involuntary redemption will create a capital gain or a capital loss, which may have tax consequences to you and about which you should consult your tax adviser.

DISTRIBUTION PLAN

The Trust has adopted a plan under Rule 12b-1 that allows the Funds to pay distribution fees for the sale and distribution of their shares and for services provided to shareholders (“12b-1 fees”).  Class A shares may pay annual 12b-1 fees of up to 0.25% of their average daily net assets.  Class C shares may pay annual 12b-1 fees of up to 1.00% of their average daily net assets (of which up to 0.75% is a distribution fee and up to 0.25%is a shareholder service fee).  Because these fees are paid from a Fund's assets on an ongoing basis, they will increase your cost over time and may cost you more than paying other types of sales charges.  Distribution and service fees are subject to the limitations contained in the sales charge rule of the Financial Industry Regulatory Authority.

Payments to Investment Dealers

In connection with sales of Fund shares, an investment dealer may receive sales charges and Fund distribution and service fees as described below.  Sales charges, distribution fees and service fees paid to investment dealers vary by share class.  In addition, the principal underwriter or the Adviser, out of their own resources, may make cash payments to certain investment dealers who provide marketing support, transaction processing and/or administrative services and, in some cases, include the Fund in specialized selling programs.  Payments made by the principal underwriter to an investment dealer may be significant and are typically in the form of fees based on Fund sales, assets, transactions processed and/or accounts attributable to that investment dealer. The principal underwriter may pay or allow other promotional incentives or payments to investment dealers to the extent permitted by applicable laws and regulations.

Certain investment dealers that maintain “street name” or omnibus accounts provide sub-accounting, recordkeeping and/or administrative services to the Fund and are compensated for such services by the Fund.  As used in this prospectus, the term “investment dealer” includes any broker, dealer, bank (including bank trust departments), registered investment advisor, financial planner, retirement plan administrator, their designated intermediaries and any other firm having a selling, administration or similar agreement with the principal underwriter or its affiliates.

CALCULATING SHARE PRICE

The Net Asset Value (NAV) for the Funds will be calculated on each day that the Funds are open for business, which is every day that the New York Stock Exchange is open for business.  The NAV will be calculated as of the close of trading on the NYSE at 4:00 p.m. Eastern Time.  The NAV per share of each Fund is the value of that Fund’s assets, less its liabilities, divided by the number of outstanding shares of that Fund.

In general, the value of a Fund’s portfolio securities is the market value of such securities. However, a Fund may use pricing services to determine market value.  If market prices are not available or, in the Adviser’s opinion, market prices do not reflect fair value, or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value, the Adviser will value the Fund’s assets at their fair value according to policies approved by the Funds’ Board of Trustees.  For example, if trading in a portfolio security is halted and does not resume before a Fund calculates its NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines.  Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors.  Securities trading on overseas markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the overseas market, bur prior to the close of the U.S. market.  Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders.  Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.  The Fund may invest in Underlying Funds.  The Fund’s NAV is calculated based, in part, upon the market prices of the Underlying Funds in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

Dividends and Distributions

The Funds will typically distribute substantially all of their net investment income in the form of dividends and taxable capital gains to their shareholders.  The Epiphany FFV Fund, Epiphany FFV Focused Fund, and the Epiphany Large Cap Core Fund will distribute dividends quarterly and capital gains annually.  The Epiphany FFV Strategic Income Fund will distribute dividends monthly and capital gains annually.  These distributions are automatically reinvested in the Fund from which they are paid unless you request cash distributions on your application or through a written request to the Fund.  Reinvested dividends and distributions receive the same tax treatment as those paid in cash.  If you are interested in changing your election, you may call the Funds’ transfer agent at 1-8 00-320-2185 or send a written notification to:

            Epiphany Funds

            c/o Gemini Fund Services

4020 South 147th Street, Suite 2

Omaha, Nebraska  68137

Taxes

In general, selling shares of any of the Funds and receiving distributions (whether reinvested or taken in cash) are taxable events.  Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold.  Any tax liabilities generated by your transactions or by receiving distributions are your responsibility.  You may want to avoid making a substantial investment when the Funds are about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares.  The Funds may produce capital gains even if they do not have income to distribute and performance has been poor.

Early each year, the Funds will mail you a statement setting forth the federal income tax information for all distributions made during the previous year.  If you do not provide your taxpayer identification number, your account will be subject to backup withholding.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities.  Because each investor’s tax circumstances are unique, please consult with your tax adviser about your investment

PRIOR PERFORMANCE OF THE SUB-ADVISER

Provided below is a composite showing the historical performance including all client accounts with a similar investment strategies managed by the Sub-Adviser according to the same investment goal and substantially similar investment strategies and policies as those of the Epiphany Large Cap Core Fund (called the "Dana Large Cap Strategy").  For comparison purposes the performance composite is measured against the Dana Large Cap Strategy's benchmark, which is the Standard & Poor’s 500 Index.

This information is provided to illustrate the past performance of Dana Investment Advisor, Inc. in managing client accounts in a substantially similar manner as the Epiphany Large Cap Core Fund but does not represent the performance of the Epiphany Large Cap Core Fund.  Past performance is no guarantee of future results.  Performance results may be materially affected by market and economic conditions.  Investors should not consider this performance data as an indication of future performance of the Epiphany Large Cap Core Fund, or the return an individual investor might achieve by investing in the Epiphany Large Cap Core Fund.

The Fund’s results may be lower than the composite performance figures shown because of, among other things, differences in fees and expenses.   The Fund has higher fees and expenses.   The Fund’s results may also be lower because private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds by the Investment Company Act of 1940 or the Internal Revenue Code, which, if applicable, could have adversely affected the performance of the client accounts.

The Dana Large Cap Strategy performance composite includes all client accounts managed by the Sub-Adviser with investment strategies, objectives and policies substantially similar to the Epiphany Large Cap Core Fund.  The performance results are calculated according to the Global Investment Performance Standards (GIPS).  GIPS standards differ from those of the SEC.  The composite information has been audited through December 31, 2008 .  The composite performance is presented " net " of fees ( subtracting the impact of all account maximum fees and expenses).

Dana Large Cap Strategy

Annual Total Returns

Years Ended	Net of Fees	S&P 500 Index
2000	7.17%	-9.10%
2001	-0.7 5%	-11.88%
2002	- 20.30%	-22.10%
2003	28.59%	28.68%
2004	10.54%	10.88%
2005	11.44%	4.89%
2006	12.87%	15.80%
2007	4.27%	5.49%
2008	- 34.23%	-37.00%
2009	17.51%	26.46%

Average Annual Total Returns (through December 31 , 2009)

	Net of Fees	S&P 500 Index
YTD	17.51%	26.46%
1 year	17.51%	26.46%
3 year	- 6.94%	-5.63%
5 year	0.27%	0.42%
Since Inception (6/29/1999)	2.38%	-0.20%
Cumulative	27.99%	- 2.08%

* The benchmark is the S&P 500 Index, which is a capitalization-weighted unmanaged index of 500 widely traded stocks, created by Standard & Poor’s, and considered to represent the performance of the stock market in general.   The benchmark is unmanaged and does not incur fees or expenses.  It is not possible to invest in an index, but you may be able to invest in exchange traded funds or other securities that attempt to replicate the holdings and performance of a particular index.

FINANCIAL HIGHLIGHTS

The following table is intended to help you better understand the Funds’ financial performance since their inception.  Certain information reflects financial results for a single share of a Fund.  Total return represents the rate you would have earned (or lost) on an investment a Fund assuming reinvestment of all dividends and distributions.  The information was audited by Sanville & Company whose report, along with the Funds’ financial statements, is included in the Funds’ annual report, which is available upon request.

	Epiphany FFV Fund
	Class A
	For the Year Ended	For the Period Ended
	October 31, 2009	October 31, 2008 *

Net Asset Value, Beginning of Period	$ 7.02	$ 8.77
Investment Operations:
Net investment income [1]	0.06	0.04
Net realized and unrealized gain (loss) on investments	0.60	(1.75)
Total from investment operations	0.66	(1.71)
Distributions from:
Net investment income	(0.06)	(0.04)
Net Asset Value, End of Period	$ 7.62	$ 7.02
Total Return [2]	9.60%	(19.57)%	[3]
Ratios/Supplemental Data
Net assets, end of period (in 000's)	$ 84	$ 56
Ratio of expenses to average net assets:
Before fees waived and expenses absorbed	8.22%	10.53%	[4]
After fees waived and expenses absorbed	1.50%	1.50%	[4]
Ratio of net investment income (loss):
Before fees waived and expenses absorbed	(5.90)%	(8.13)%	[4]
After fees waived and expenses absorbed	0.82%	0.90%	[4]
Portfolio turnover rate	41%	80%
*	The Epiphany FFV Fund Class A commenced operations on March 19, 2008.
[1]	Per share amounts were calculated using the average shares method.
[2]	Represents the rate that the investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and does not include the impact of the sales charge.
[3]	Aggregate total return, not annualized.
[4] Annualized.

	Epiphany FFV Fund
	Class C
	For the Year Ended	For the Period Ended
	October 31, 2009	October 31, 2008 *
Net Asset Value, Beginning of Period	$ 7.00	$ 9.08
Investment Operations:
Net investment income [1]	0.01	-	[2]
Net realized and unrealized gain (loss) on investments	0.63	(2.08)
Total from investment operations	0.64	(2.08)
Distributions from:
Net investment income	(0.02)	-	[3]
Net Asset Value, End of Period	$ 7.62	$ 7.00
Total Return [4]	9.12%	(22.86)%	[5]
Ratios/Supplemental Data
Net assets, end of period (in 000's)	$ 11	$ 8
Ratio of expenses to average net assets:
Before fees waived and expenses absorbed	8.97%	11.13%	[6]
After fees waived and expenses absorbed	2.25%	2.25%	[6]
Ratio of net investment income (loss):
Before fees waived and expenses absorbed	(6.42)%	(8.83)%	[6]
After fees waived and expenses absorbed	0.29%	0.04%	[6]
Portfolio turnover rate	41%	80%
*	The Epiphany Faith and Family Values 100 Fund Class C commenced operations on February 13, 2008.
[1] Per share amounts were calculated using the average shares method.
[2] Net investment income per share resulted in less than $0.01 per share.
[3]	Net investment income distribution was less than $0.01 per share.
[4]	Represents the rate that the investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and does not include the impact of the sales charge.
[5]	Aggregate total return, not annualized.
[6] Annualized.

PRIVACY POLICY

The following is a description of the Funds’ policies regarding disclosure of nonpublic personal information that you provide to the Funds or that the Funds collect from other sources.  In the event that you hold shares of the Funds through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Funds Collect.  The Funds collect the following nonpublic personal information about you:

•

Information the Funds receive from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and

•

Information about your transactions with the Funds, their affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Funds Disclose.  The Funds do not disclose any nonpublic personal information about their current or former shareholders to unaffiliated third parties, except as required or permitted by law.  The Funds are permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Funds’ custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security.  The Funds restrict access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Funds maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Shareholder Statements and Reports

Epiphany Funds or your brokerage firm or other intermediary will send you transaction confirmation statements and quarterly account statements.  Please review these statements carefully.

To reduce expenses and conserve natural resources, Epiphany Funds will deliver a single copy of prospectuses and financial reports to individual investors who share a residential address, provided they have the same last name or the Funds reasonably believe they are members of the same family.  If you would like to receive separate mailings, please call 1-8 00-320-2185 and Epiphany Funds will begin individual delivery within 30 days after Epiphany Funds receives your instructions.

Semi-annual reports will be prepared as of April 30 and annual reports as of October 31 each year.  In addition, you may periodically receive proxy statements and other reports.

Electronic copies of financial reports and prospectuses are available.  To participate (or end your participation) in the Funds’ electronic delivery program, please visit www.epiphanyfund.com.

For More Information

Several additional sources of information are available to you.  The Statement of Additional Information (“SAI”), incorporated into this Prospectus by reference (and therefore legally a part of this Prospectus), contains detailed information on the policies and operations of the Funds, including policies and procedures relating to the disclosure of portfolio holdings by the Funds’ affiliates.  Annual and semi-annual reports contain management’s discussion of market conditions and investment strategies that significantly affected the performance results of the Funds as of the latest semi-annual or annual fiscal year end.

Call Epiphany Funds at 1-8 00.320-2185 or visit www.epiphanyfund.com to request free copies of the SAI, the annual report and the semi-annual report, to request other information about the Funds and to make shareholder inquiries.

You may review and copy information about the Funds (including the SAI and other reports) at the Securities and Exchange Commission (the “SEC”) Public Reference Room in Washington, D.C.  Call the SEC at 1-202-551-8090 for room hours and operation.  You also may obtain reports and other information about the Fund on the EDGAR Database on the SEC’s Internet site at http.//www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549- 1520.

Investment Company Act File No. 811-21962